November 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wing Yip Food Holdings Group Limited

Registration Statement on Form F-1, as amended

File No. 333-277694

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Dawson James Securities, Inc. and EF Hutton LLC, as representatives of the several underwriters, hereby join Wing Yip Food Holdings Group Limited (the “Company”) in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1, as amended (File No. 333-277694) (the “Registration Statement”), to become effective on November 6, 2024, at 1:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated September 9, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Dawson James Securities, Inc.

By:	/s/ Rich Aulicino
Name:	Rich Aulicino
Title:	President

EF Hutton LLC

By:	/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head of Investment Banking